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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03012338

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 03 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8-48741

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GEI BROKERAGE, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE IBM PLAZA
(No. and Street)

CHICAGO (City) IL (State) 60611-3608 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN GOLDSTEIN 312-670-2305
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SOLOMON & ASSOCIATES LLC
(Name — *if individual, state last, first, middle name*)

6200 N. HIAWATHA, #450 (Address) CHICAGO (City) IL (State) 60646 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CW 3/17

OATH OR AFFIRMATION

I, NORMAN GOLDSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GEI BROKERAGE, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

"OFFICIAL SEAL"
JENNIFER RUDMAN
Notary Public, State of Illinois
My Commission Expires 12/08/05

[signature]
Signature

PRESIDENT
Title

Jennifer Rudman
Notary Public

Subscribed and sworn before me this 26th day of February 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOLOMON & ASSOCIATES LLC
CERTIFIED PUBLIC ACCOUNTANTS

CHARLES R. BAERSON, C.P.A.
DANIEL M. WITONSKI, C.P.A.
BHUPEN D. PATEL, C.P.A.
LEONARD KASKEL, C.P.A
SCOTT A. RUBIN, C.P.A.
BARRY B. BERKOWITZ, C.P.A.
JULIUS SOLOMON, C.P.A. (1917-1989)

6200 NORTH HIAWATHA AVE., SUITE 450
CHICAGO, ILLINOIS 60646
TELEPHONE: (773) 286-2211
FAX: (773) 286-7869
E-MAIL: CPA@SOLOMONETAL.COM

Independent Auditors' Report

Board of Directors
GEI Brokerage, Inc.

We have audited the accompanying Statement of Financial Position of GEI Brokerage, Inc. as of December 31, 2002, and the related Statements of Income, Changes in Stockholders' Equity and Cash Flows for the year then ended. These financial statements are the responsibly of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEI Brokerage, Inc. as of December 31, 2002, and the results of operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I Computation of Net Capital Under Rule 15c3-1 Of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solomon & Associates LLC

Solomon & Associates LLC
January 21, 2003

GEI Brokerage, Inc.
Statement of Financial Position
December 31, 2002

ASSETS

Current Assets

Cash (Note 2)	$ 8,149.96
Commissions Receivable	960.36
Prepaid Expenses	1,250.72
Total Current Assets	10,361.04
Total Assets	$10,361.04

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities

Accounts Payable		$ 53.75
Total Current Liabilities		53.75
Subordinated Liabilities		0.00
Shareholders' Equity		
Common Stock - No Par Value		
Authorized	1,000 Shares	
Issued and Outstanding	100 Shares	15,000.00
Paid In Capital (Note 5)		14,398.51
Retained Earnings		(19,091.22)
Total Shareholders' Equity		10,307.29
Total Liabilities and Shareholders' Equity		$10,361.04

See accompanying notes and "Accountants' Audit Report".